UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event filed by Sociedad Química y Minera de Chile S.A. before the Superintendencia de Valores y Seguros de Chile on March 13, 2013.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

We hereby inform you that the Directors of Sociedad Quimica y Minera de Chile S.A. (SQM), in its ordinary Board of Directors meeting held on March 5, 2013, unanimously agreed to recommend to the next Annual General Shareholders Meeting to pay by a definitive dividend of 50% of the distributable net income obtained by SQM during the fiscal year 2012.

This recommendation implies maintaining the current "Dividends Policy for Fiscal Year 2012 of SQM" that was approved at the General Annual Shareholders Meeting that took place on April 26, 2012.

Therefore, and subject to the approval of SQM’s shareholders at the next Annual General Shareholders Meeting to be held on April 25th of this year, SQM will pay a definitive dividend of US$ 1.23323 per share as a consequence of the distributable net income obtained during the 2012 fiscal year. Nevertheless, the amount of US$ 0.94986 shall be deducted from the definitive dividend, which was already paid as a provisional dividend, and the balance, in the amount of US$ 0.28337 per share, shall be paid and distributed to the SQM shareholders who are registered in the respective Registry during the fifth business day prior to the day such payment will be paid.

Said amount will be paid in its equivalent in local currency, Chilean Pesos, based on the "Observed Dollar" or "USA Dollar" published in the “Diario Oficial” on April 25, 2013. This, in favor of the corresponding Shareholders personally or through duly authorized representatives, beginning at 9:00 am on Wednesday, May 8th, of this year.

We notify the above as an “Essential Fact” and pursuant to that provided for this purpose in Articles 9 and 10, second paragraph of the Law N°18,045, and in conformance with that indicated in SQM’s “Dividends Policy for Fiscal Year 2012 of SQM” and in Bulletins N°660 and N°1062 in the General Regulation N°30 of this Superintendence.

We fully remain at your disposal to clarify any additional aspect that you consider relevant in relation to the above

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.

Ricardo Ramos R.

Chief Financial Officer

Date: March 13, 2013.